Exhibit 99.1

Cango Inc. Announces New Equity Investment from EWCL

Dallas, Texas, December 29, 2025 - Cango Inc. (NYSE: CANG) (“Cango” or the “Company”) a leading Bitcoin miner leveraging its global operations to develop an integrated energy and AI compute platform, today announced that Enduring Wealth Capital Limited (“EWCL”), the sole shareholder of the Company’s Class B ordinary shares with approximately 36.68% of the total voting power of the Company’s outstanding shares, decided to increase its investment in the Company by subscribing for additional Class B ordinary shares of the Company in cash.

Pursuant to an Investment Agreement dated December 29, 2025, between the Company and EWCL, the Company will issue and deliver to EWCL 7,000,000 Class B ordinary shares, each carrying 20 votes per share. EWCL will subscribe for and purchase these shares for an aggregate purchase price of US$10,500,000, implying a per-share price of US$1.5 (the "Proposed Investment").

Upon closing of the Proposed Investment, EWCL's shareholding in the Company is expected to increase from approximately 2.81% to approximately 4.69% of the total outstanding shares. Correspondingly, EWCL's voting power is expected to rise from approximately 36.68% to approximately 49.61% of the total voting power of the Company's outstanding shares.

Closing of the Proposed Investment is subject to certain customary closing conditions, including the requisite approval by the New York Stock Exchange. The Company expects to close the transaction in January 2026. There can be no assurance that all the closing conditions will be satisfied or that the Proposed Investment will be completed.

About Cango Inc.

Cango Inc. (NYSE: CANG) is a Bitcoin mining company with a vision to establish an integrated, global infrastructure platform capable of powering the future digital economy. The Company's mining operations span over 40 sites across North America, the Middle East, South America, and East Africa.

Since entering the digital asset space in November 2024, Cango has activated pilot projects in both integrated energy solutions and distributed AI computing. In parallel, Cango continues to operate an online international used car export business through AutoCango.com.

For more information, please visit: www.cangoonline.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the “Roadmap Forward” section and quotations from management in this announcement, contain forward-looking statements. Cango may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Cango’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Cango’s goal and strategies; Cango’s expansion plans; Cango’s future business development, financial condition and results of operations; Cango’s expectations regarding demand for, and market acceptance of, its solutions and services; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Cango’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Cango does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Juliet Ye, Head of Communications

Cango Inc.

Email: ir@cangoonline.com

Christensen Advisory

Tel: +852 2117 0861

Email: ir@cangoonline.com